EXHIBIT 99.1

Mynaric selected by German government for multiple projects to develop quantum communication capabilities

The issuer is solely responsible for the content of this announcement.

Projects are part of the QuNET initiative funded by Germany’s Federal Ministry of Education and Research (BMBF)

MUNICH, March 9, 2023 – Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced that it has been selected for three technology development projects related to quantum communication. The projects are part of the second phase of the QuNET initiative funded by Germany’s Federal Ministry of Education and Research (BMBF). Mynaric’s technology development will be co-funded with a total amount of up to 5.6 million Euros between 2023 and 2025.

Mynaric’s work as part of the projects will be performed entirely in Germany and include:

•	Development of a scalable optical ground station prototype capable of receiving quantum keys from ultra-secure satellite-based networks in space

•	Demonstration of an optical communications terminal for airborne high-altitude platforms that can exchange quantum keys through air-to-air and air-to-ground links

•	Exploration of compact optical technologies to enable quantum key and laser communication for fixed and mobile network nodes

“Mynaric has always been pushing the boundaries of laser communications technology and these projects are a continuation of that streak,” said Joachim Horwath, CTO & Founder of Mynaric. “Quantum communication allows levels of cyber-security needed to confront future threats on data integrity and security. Optical communications terminals are a basic building block needed to realize quantum networks across large distances and in mobile scenarios.”

The project selections represent another important win for Mynaric in the European government ecosystem after its selection by the European Space Agency (ESA) to investigate optical technologies for next generation high-throughput optical inter-satellite links and demonstrates Mynaric’s continued position as an industry innovator. The European government market is set to gain greater relevance for Mynaric following the European Parliament’s overwhelming adoption to establish the IRIS² European satellite constellation on February 15. The multi-orbital constellation of potentially hundreds of satellites is expected among a host of innovative technologies to include quantum encryption capabilities for secure communication and to include emerging European space companies in building the system that is scheduled to commence initial services by 2025 and achieve full operational capacity by 2027.

“Quantum communication will, once the technology has achieved maturity, become an important cornerstone of secure communication infrastructure on the ground, in air and in space,” said Mustafa Veziroglu, Co-CEO of Mynaric. “Backed by these projects, we will develop technical knowledge and expertise to advance our products with quantum communication capabilities needed to solve our customers’ future connectivity needs.”

1

Set up as a seven-year initiative, QuNET aims to develop the technological basis of a quantum communication network that ensures highly secure data transmission between federal agencies and is robust against manipulation and eavesdropping even with the advent of new possibilities and processes that pose serious threats to existing communication infrastructure. Within the framework of industry-led QuNET+ projects, the initiative is supported by a number of German companies and research organizations that will jointly develop capabilities for hybrid quantum communication networks on the ground, in the air and in space.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.

2